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July 6, 2017

Via EDGAR and e-mail

Edward P. Bartz
Senior Counsel
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 5-1 Amendment No. 1 to Registration Statement on Form S-6 Filed July 6, 2017 File Nos.: 333-217458 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on July 6, 2017 Pre-effective Amendment No. 1 to the above-referenced registration statement (the “Amendment”) for the Fundstrat Core Alpha Portfolio, Alaia Market Linked Trust, Series 5-1, a series of the Alaia Trust.  The Amendment incorporates responses to the comments transmitted by the Staff in your letter of May 25, 2017.

We identify in bold the portions of the Staff’s comment to which we are responding in this letter and note in regular type our response.  Page number references in our responses refer to the EDGAR version of the Amendment.  Please also note that the name of the series has changed from “Core SquaT (Strategy, Quant, & Technicals Portfolio)” to “Core Alpha Portfolio.”

PROSPECTUS

Overview (Page 3)

1.          This section states that the Trust invests in stocks of companies considered to be fundamentally attractive “in sectors with economic and regulatory tail winds.” Please explain the meaning of “economic and regulatory tail winds” in this section. Also, the last sentence in this section states that the portfolio consultant identified Fundstrat Global Advisors and its methodology as the “reference asset” for the Trust. Please explain in this section why Fundstrat Global Advisors and its methodology is the “reference asset” for the Trust, and what is meant by “reference asset” in this context. For example, is the “reference asset” a benchmark that the Fund tries to track, or does it have some other meaning?

Edward P. Bartz
U.S. Securities and Exchange Commission
July 6, 2017

We deleted the phrase “economic and regulatory tail winds” on the cover page of the prospectus and on page 3.  The disclosure now refers to stocks “that show strong growth and improving margins in sectors that are believed to benefit from reduced regulation and increased economic activity.”  We also corrected the disclosure in the last sentence of “Overview” to refer to Fundstrat and its proprietary methodology as the investment strategy for the Trust.

Principal Investment Strategy (Page 3)

2.          The first sentence of this section states that the Trust will invest in a portfolio of stocks considered to be “fundamentally attractive.” Please explain the meaning of “fundamentally attractive” in this section.

We removed the words “fundamentally attractive” and explained in the second sentence of this section that “[t]he proprietary methodology identifies stocks that show strong fundamentals (i.e., strong growth, improving margins) in sectors that are believed to benefit from reduced regulations and an overall improvement in the U.S. economy, as measured by increased employment, wage growth, gross domestic product growth and low inflation.”

3.          This section also discloses that the Trust is “concentrated” in securities in the technology, financial, and consumer discretionary sectors, which represent 17.44%, 16.28%, and 15.12%, respectively, of the portfolio. In order to avoid confusion with the meaning of the term “concentrated” as it applies to Sections 8(b) and 13(a) of the Investment Company Act of 1940, please revise the disclosure stating that the Trust is “concentrated” to a different term or phrase (e.g., “invests significantly”). Please make corresponding changes to the discussions of the Trust’s principal risks.

We replaced the term “concentrated” with “invests significantly” in this section and in the risk factors.

4.          The tenth bullet point in the Principal Risks section states that the Trust may invest in the stocks of small- and mid-cap companies. If investments in these companies are a principal strategy, please add appropriate disclosure to the discussion of the Trust’s principal investment strategies. We note that the “Portfolio Diversification” chart indicates that only 1.16% of the Trust’s portfolio is expected to be invested in small-cap companies.

Investments in small- or mid-cap companies are not a principal strategy of the Trust.  We removed the small-cap company risk factor.

Edward P. Bartz
U.S. Securities and Exchange Commission
July 6, 2017

5.          The eleventh bullet point in the Principal Risks section discloses the Trust’s exposure to risks associated with foreign securities markets. Explain to us whether this is indeed a principal risk, given that the “Portfolio Diversification” chart indicates that only 1.16% of the Trust’s portfolio is expected to be invested in companies that are incorporated outside the United States. If this is a principal risk, please provide a corresponding investment strategy in this section regarding the Trust’s foreign investments.

Investments in non-U.S. securities is not a principal risk for the Trust. Accordingly, we removed the non-U.S. securities risk factor.

Selection of Portfolio Securities (Page 3)

6.          In the second sentence of this section, the disclosure states the Trust will select technology companies, particularly companies engaged in “old-tech,” “industrial tech,” “automation,” and “productivity.” Please provide a plain English description of these four terms. Also, the last sentence of the preceding paragraph states that the Trust’s portfolio will concentrate in technology, financial and consumer discretionary sectors, while the second sentence of this section indicates that the Trust will concentrate in technology, resources (energy and materials), financial, and telecom sectors. Please revise this apparent inconsistency.

We added a parenthetical explaining the terms “old-tech” and “industrial tech.”  These types of companies are usually contrasted with “new-tech” companies, which are characterized by the use of artificial intelligence, machine learning, reliance on the “Internet of Things,” and cloud computing.

We also revised the disclosure in the “Principal Investment Strategy” and “Selection of Portfolio Securities” sections to identify when we are discussing specific sectors of the S&P 500®, as opposed to a more general use of the word “sector,” when referring to a less rigidly delineated economic sector.

7.          The last sentence in the first paragraph of this section states that the stock selection process identifies the most attractive stocks based on “eight key factor groups.” Using bullet points, please revise the disclosure in this paragraph to clearly identify and describe each of the eight key factor groups referenced by this sentence.

We identified the eight key factor groups on pages 3-4.

Edward P. Bartz
U.S. Securities and Exchange Commission
July 6, 2017

8.          The second paragraph of this section states that “[t]he final basket represents those stocks in the mentioned quintile of the S&P 500 that also fall within the mentioned sectors.” Since the Portfolio Diversification table on page 8 of the prospectus indicates that the Trust holds stocks in all eleven sectors of the S&P 500, rather than “mentioned sectors,” please revise this section to provide an accurate description of the application of the security selection methodology. Please also explain in this paragraph how many stocks are selected for the final portfolio, and how the stocks are weighted (e.g., market cap weighted, equal weighted).

We revised the third paragraph of this section to refer to the “stock selection criteria described in the second preceding paragraph,” rather than the “mentioned sectors.”  We also added a final paragraph to “Selection of Portfolio Securities” disclosing that the application of the proprietary methodology resulted in a selection of 86 stocks, which are approximately equally weighted.

9.          The last sentence of this section states that the selection methodology will identify stocks that “have the potential to outperform the S&P 500 over the medium term.” Please explain the meaning of “medium term” in this section.

We added a sentence to this section disclosing that the securities are believed to have the potential to outperform the S&P 500® over one to two years.

Principal Risks (Page 4)

10.          In the discussion of “Technology sector risk,” please disclose separate discussions of the risks of investing in “old-tech,” “industrial tech,” “automation,” and “productivity” technology companies.

We revised the “Technology sector risk” factor to include an explanation of the risks in investing in old-tech, industrial tech and automation technology companies.  The disclosure in the “Selection of Portfolio Securities” section has been revised to remove the reference to productivity companies.

Fees and Expenses Table (Page 10)

Please provide a completed Fees and Expenses Table for our review as soon as possible.

We will complete the Fees and Expenses table in the final amendment for which effectiveness will be requested.

Trust Portfolio (Page 11)

Edward P. Bartz
U.S. Securities and Exchange Commission
July 6, 2017

12.          Pages 10 through 12 of the prospectus provide a list of 86 companies. Are the companies listed on these pages the ones in which the Trust will invest? If so, please provide a cross-reference to these pages in the Principal Investment Strategy section (e.g., the companies the Trust will invest in can be found on page 10). If not, please explain why these companies are listed in the prospectus.

The companies listed on pages 11-13 of the prospectus are the companies in which the Trust will invest.  We added a cross-reference to that list in the last sentence of “Principal Investment Strategy.”

GENERAL COMMENTS

13.          Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Alaia will not be submitting any new exemptive applications or no-action requests in connection with the Amendment.

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Please call me at (212) 336-4177 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Matthew J. Kutner
Lailey Rezai